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                          June 17, 2020

       Dennis Knocke
       President and Chief Executive Officer
       Nerium Biotechnology, Inc.
       11467 Huebner Road, Suite 175
       San Antonio, Texas 78230

                                                        Re: Nerium
Biotechnology, Inc.
                                                            Registration
Statement on Form 10-12G
                                                            Filed June 16, 2020
                                                            File No. 000-54051

       Dear Mr. Knocke:

               Our initial review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Exchange Act of 1934, the rules and regulations thereunder and the requirements of the form. More specifically,

                                                the consolidated financial
statements for the fiscal year ended December 31, 2019 do not include an audit report and we
note from the disclosure in the filing that the audit has not yet been completed;
                                                since the registration
statement does not contain financial statements for the quarter ended
                                                March 31, 2020, the
registration statement does not contain updated financial statements.

                This registration statement will become effective on August 15, 2020. If the registration statement were to become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission. We suggest that you consider filing a substantive amendment correcting the deficiencies or a request for withdrawal of the registration statement before it becomes effective.

                                                        Please contact Joseph
McCann at (202) 551-6262 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Arnold Zipper, Esq.